UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       COLORADO WYOMING RESERVE COMPANY
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                               (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                        (Title of Class of Securities)

                                   628652109
                             ---------------------
                                (CUSIP Number)

           Kim M. Fuerst                           With copies to:
            President and                    Patricia M. Mitchell, Esq.
      Chief Executive Officer                Davis, Graham & Stubbs LLP
c/o Trinity Petroleum Management LLC         370 17th Street, Suite 4700
      1801 Broadway, Suite 600                 Denver, Colorado  80202
       Denver, Colorado 80202                      (303) 892-9400
           (303) 296-1908


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 May 28, 1999
                             ---------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628652109               SCHEDULE 13D                 Page 2 of 4 Pages
         -----------                                               ---  ---
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   1     NAME OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Cindy L. Stewart
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

            Not Applicable - (See Items 3 and 4)
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    239,285 (See Item 5.)
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   239,285 (See Item 5.)
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            239,285 (See Item 5.)
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         |_|


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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Less than one percent (.6%), based upon 9,767,694 shares of Common Stock outstanding as of the date hereof.
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

Colorado Wyoming Reserve Company                              Page 3 of 4 Pages
AMENDMENT NO. 1 TO SCHEDULE 13D                                    June 8, 1998


ITEM 1.     SECURITY AND ISSUER.

      Shares of Common Stock, par value $.01 per share (the "Shares" or "Common Stock") of:

      Colorado Wyoming Reserve Company
      c/o Trinity Petroleum Management, LLC
      1801 Broadway, Suite 600
      Denver, Colorado 80202
      (303) 296-1908

      The names and addresses of the principal executive officers of the Company are as follows:

   NAME                       TITLE                   ADDRESS


Kim M. Fuerst         President, Treasurer,       1801 Broadway, Ste 600
                      CEO & CFO                   Denver, CO 80202

Faisal Chaudhary      Secretary                   151 Toby Lane
                                                  Anaheim Hills, CA 92807

ITEM 2.     IDENTITY AND BACKGROUND.

   (a)      Cindy L. Stewart
   (b)      8101 E. Dartmouth Avenue, Suite 71, Denver, CO 80231
   (c)      Consulting Geologist
   (d) Ms. Stewart has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
   (e) Ms. Stewart has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
   (f)      United States citizenship.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not Applicable.  No securities were acquired by Ms. Stewart.

Colorado Wyoming Reserve Company                              Page 4 of 4 Pages
AMENDMENT NO. 1 TO SCHEDULE 13D                                    June 8, 1998


ITEM 4.     PURPOSE OF TRANSACTION.

      This Amendment No. 1 to Schedule 13D is being filed to report a material decrease in Ms. Stewart's equity position in the Company solely as a result of the issuance by the Company of 7,060,000 Shares in connection with the closing of a private placement of common stock on May 28, 1999.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) Ms. Stewart beneficially owns 239,285 shares of Common Stock, which represents approximately less than one percent (0.6%) of the Company's Common Stock. Ms. Stewart has sole voting and dispositive power over such Shares.

   (c) Ms. Stewart has not been involved in any Share transactions during the last sixty days.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

   (e) Ms. Stewart ceased to be the beneficial owner of five percent or more of the Company's Shares on May 28, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships between Ms. Stewart and any other person with respect to any securities of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated June 8, 1999                  /s/ Cindy L. Stewart
                                    ------------------------------------------
                                    Cindy L. Stewart